Exhibit 99.1

May 31, 2024	VIA SEDAR

To:	British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

Financial and Consumer Services Commission of New Brunswick

Nova Scotia Securities Commission

The Office of the Superintendent Securities, Prince Edward Island

Office of the Superintendent of Securities, Newfoundland & Labrador

Office of the Yukon Superintendent of Securities

Northwest Territories Securities Office

Nunavut Securities Office

Re:	BRP Inc.

Report on Voting Results pursuant to Section 11.3 of National Instrument

51-102 - Continuous Disclosure Obligations (“NI 51-102”)

Following the annual meeting of the shareholders of BRP Inc. (the ”Company”) held on May 31, 2024 (the ”Meeting”), we hereby advise you, in accordance with Section 11.3 of NI 51-102, of the following voting results obtained at the Meeting.

1.	Election of Directors

A ballot was conducted with respect to the election of directors. According to proxies received and ballots cast, all nominees proposed by management of the Company were elected as directors of the Company, with the following results:

Nominee	Votes For	%	Votes Against	%

Élaine Beaudoin	258,943,482	99.39%	1,581,398	0.61%

Pierre Beaudoin	247,697,652	95.08%	12,827,228	4.92%

Joshua Bekenstein	245,952,505	94.41%	14,572,374	5.59%

José Boisjoli	259,404,893	99.57%	1,119,987	0.43%

Charles Bombardier	258,943,808	99.39%	1,581,072	0.61%

Ernesto M. Hernández	260,446,165	99.97%	78,715	0.03%

Katherine Kountze	260,448,492	99.97%	76,388	0.03%

Estelle Métayer	258,968,275	99.40%	1,556,604	0.60%

Nominee	Votes For	%	Votes Against	%

Nicholas Nomicos	260,387,864	99.95%	137,016	0.05%

Edward Philip	256,883,195	98.60%	3,641,684	1.40%

Michael Ross	260,447,624	99.97%	77,256	0.03%

Barbara Samardzich	260,391,230	99.95%	133,650	0.05%

2.	Appointment of Deloitte LLP as Auditor

A ballot was conducted with respect to the appointment of Deloitte LLP as the Company’s auditor. According to proxies received and ballots cast, Deloitte LLP was appointed as the Company’s auditor with the following results:

Votes For	%	Votes Withheld	%

260,356,661	99.83%	453,595	0.17%

3.	Adoption of the advisory non-binding resolution on the Company’s approach to executive compensation

A ballot was conducted with respect to the adoption of an advisory non-binding resolution in respect of the Company’s approach to executive compensation, as more particularly described in the Management Proxy Circular dated April 25, 2024. According to proxies received and ballots cast, the advisory non-binding resolution was adopted with the following results:

Votes For	%	Votes Against	%

258,455,149	99.21%	2,069,730	0.79%

DATED this 31st day of May, 2024.

BRP INC.

(s) Martin Langelier
Martin Langelier
Chief Legal Officer